Exhibit 99.3

Ad hoc announcement pursuant to Art. 53 LR

Relief Announces U.S. Launch of PKU GOLIKE®

First sale of PKU Golike® in the U.S. through Relief's exclusive national distributor
Relief will issue milestone payment and increase its share capital to create 200 million additional treasury shares

Geneva, Switzerland, October 10, 2022 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (“Relief”), a Swiss, commercial-stage biopharmaceutical company identifying, developing and commercializing novel, patent protected products in selected specialty, rare and ultra-rare disease areas on a global basis, today announced the U.S. launch of PKU GOLIKE® – a next generation medical food product engineered with the patent protected, pharmaceutical grade Physiomimic™ technology for the dietary management of phenylketonuria (PKU).

PKU is a rare inherited disorder caused by a defect in the enzyme needed to break down phenylalanine, leading to a toxic buildup of phenylalanine when eating foods that contain protein or aspartame. Excessive levels of phenylalanine in the blood cause accumulation in the brain, which significantly inhibits proper brain development and results in neurophysiological dysfunction. Treatment of PKU is lifelong, requiring patients to follow a strict diet that severely limits phenylalanine (and thus, protein) content. This necessitates the dietary supplementation of phenylalanine-free or low-phenylalanine medical foods to prevent protein deficiency and optimize metabolic control. There are approximately 20,000 PKU patients in the U.S., with up to 8,000 under regular medical care.

“As the first controlled-release, taste- and odor-masked food for special medical purposes, PKU GOLIKE® offers the potential for better metabolic management and improved compliance for patients who must contend with lifelong dietary restrictions associated with PKU,” said Raghuram (Ram) Selvaraju, Ph.D., Chairman of the Board of Directors of Relief. “With our team of seasoned commercial leaders with significant rare disease launch experience in place, combined with our recently executed agreement with a leading medical nutrition provider for patient access and support services, we are well positioned to launch PKU GOLIKE® into the U.S. market and to continue our mission of commercializing best-in-class, patented products in the ultra-rare disease space.”

The launch of PKU GOLIKE® in the U.S. marks the completion of a milestone contractually agreed between Relief and the former shareholders of APR Applied Pharma Research SA. Pursuant to the June 2021 acquisition agreement, Relief will wire a cash payment of CHF 2.8 million and a share payment of approximately 150 million ordinary shares of Relief. The number of shares will be calculated as CHF 4.2 million divided by the 20-day VWAP as of the end of today. Transaction shares will be sourced from the already-issued shares constituting Relief's treasury shares reserve. To replenish such reserve, the Board of Directors has approved the issuance of 200 million shares out of Relief's authorized share capital. The new shares are fully subscribed at par value by a wholly owned subsidiary and will be listed on the SIX Swiss Exchange on or around October 17, 2022.

About PKU GOLIKE®

PKU GOLIKE® is a phenylalanine-free food intended for special medical purposes (FSMP) in the U.S. The product is comprised of a mixture of amino acids in the form of granules, and will be available in convenient packets and medical food bars. Engineered with the company’s patented Physiomimic™ Technology platform, PKU GOLIKE® is the first prolonged-release amino acid product, characterized by a special coating that ensures physiological absorption of the amino acids mirroring that of natural proteins. In addition, the special coating masks the unpleasant taste, odor, and aftertaste of the amino acids. PKU GOLIKE® has been commercially available in the E.U. since 2019.

ABOUT RELIEF

Relief is a Swiss, commercial-stage, biopharmaceutical company focused on identification, development and commercialization of novel, patent protected products intended for the treatment of rare and ultra-rare diseases including metabolic disorders, pulmonary diseases, and connective tissue disorders. Relief’s diversified pipeline consists of assets that have the potential to effectively address significant unmet medical needs, including PKU GOLIKE®, engineered with the proprietary Physiomimic technology, which is the first prolonged-release amino acid product commercialized for the dietary management of phenylketonuria (“PKU”). Relief has a Collaboration and License Agreement with Acer Therapeutics for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, including Urea Cycle Disorders (“UCDs”) and Maple Syrup Urine Disease (“MSUD”). The FDA has accepted for review Acer’s New Drug Application (“NDA”) resubmission under the 505(b)(2) pathway for ACER-001, for oral suspension, for the treatment of patients with UCDs. The FDA designated the NDA as a Class 2 resubmission and set a PDUFA target action date of January 15, 2023. Relief also continues to develop aviptadil for several rare pulmonary indications. Further, Relief is in clinical development for APR-TD011, a differentiated acid oxidizing solution of hypochlorous acid intended for the treatment of epidermolysis bullosa (“EB”), a group of rare, genetic, life-threatening connective tissue disorders; APR-TD011 has been granted Orphan Drug Designation by the FDA. Finally, Relief is commercializing several legacy products via licensing and distribution partners.

RELIEF THERAPEUTICS Holding SA is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY.

For more information, visit www.relieftherapeutics.com. Follow Relief on LinkedIn.

CONTACT: RELIEF THERAPEUTICS Holding SA Jack Weinstein Chief Financial Officer and Treasurer contact@relieftherapeutics.com	FOR MEDIA/INVESTOR INQUIRIES: LifeSci Advisors Irina Koffler +1-917-734-7387 ikoffler@lifesciadvisors.com

Disclaimer: This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause actual results in future periods to differ materially from forecasted results. A number of factors, including (i) whether the commercialization of PKU GOLIKE® in the United States will be successful, and (ii) those factors described in Relief's reports to the SIX Swiss Exchange and the Securities and Exchange Commission could adversely affect Relief, which could cause the actual results, financial condition, performance or achievements of RELIEF THERAPEUTICS Holding SA to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. RELIEF THERAPEUTICS Holding SA is providing this communication as of this date and do not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise. Copies of Relief's filings with the SEC are available on the SEC EDGAR database at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.